

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Neo-Concept International Group Holdings Ltd**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 8, 2023**
> **CIK Number 0001916331**

Dear Eva Yuk Yin Siu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Risk Factors
If the Chinese government chooses to exert more oversight and control over offerings..., page 19

1. We note your disclosure on page 20 that you understand that the Group is not required to complete filing procedures with the CSRC. Please revise to expand your disclosure here and on the cover page to provide support for this conclusion. Noting your statement on page 128 that certain legal matters as to Hong Kong law will be passed upon for you by CFN Lawyers, please address whether you have reached your conclusion based on

discussions with counsel. In addition, please have CFN Lawyers file an opinion regarding Hong Kong legal matters.

<u>Related Party Transactions, page 93</u>

2.     We note your response to comment 1 and reissue. Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus. Refer to Part I, Item 4.a. of Form F-1 and Part I, Item 7.B. of Form 20-F.

 You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing